Pricing Supplement (To Prospectus dated March 30, 2018 and the Prospectus Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571

US$5,000,000

Capital At-Risk Steepener Notes Due December 27, 2023 Linked to the Spread
between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate

The Notes pay interest quarterly in arrears on the principal amount at an interest rate equal to 2.50% per annum. The Interest Rate is not linked to the Swap Rate Spread or either swap rate referred to below. However, unlike ordinary debt securities, the Notes do not guarantee any return of principal at maturity. Instead, the Notes provide for a payment at maturity based on the Swap Rate Spread on the Final Valuation Date, which we refer to as the “Final Swap Rate Spread.” The “Swap Rate Spread” is the 30-Year U.S. Dollar ICE Swap Rate (the “30-Year Swap Rate”) minus the 2-Year U.S. Dollar ICE Swap Rate (the “2-Year Swap Rate”), determined as described below. The Swap Rate Spread represents a general measure of long-term interest rates relative to short-term interest rates. At maturity, you will receive a return on the principal amount (which may be negative) equal to 100 times the Final Swap Rate Spread, subject to the Maximum Return of 75%. As of December 21, 2018, the Swap Rate Spread was 0.103%. If the Swap Rate Spread narrows such that the Final Swap Rate Spread is negative, you will lose 1% of the principal amount of the Notes for every basis point (0.01%) that the Final Swap Rate Spread is less than 0.00%. As a result, investors will lose 50% of the principal amount if the Final Swap Rate Spread is -0.500% (a 50 basis point decline below 0%) and will lose all of the principal amount if the Final Swap Rate Spread is -1.000% (a 100 basis point decline below 0%). An investment in the Notes is highly risky. A very small basis point decline in the Swap Rate Spread can result in a significant loss on the Notes. The Swap Rate Spread has narrowed significantly in the recent past, and may continue to narrow and may become negative.  In addition, the Notes will be issued at a premium with an issue price equal to 112.50% of the principal amount of $1,000 per Note. As a result, you will not receive a positive return on your initial investment (excluding interest payments) unless the Final Swap Rate is greater than 0.125%.

Issuer:	Barclays Bank PLC	Series:	Global Medium-Term Notes, Series A
Principal Amount:	$1,000	Issue Price:	112.50% of the principal amount ($1,125 per $1,000 principal amount Note).
Aggregate Principal Amount:	US$5,000,000
Original Trade Date(*):	December 21, 2018	Final Valuation Date:	December 21, 2023
Original Issue Date:	December 27, 2018	Maturity Date:	December 27, 2023
Swap Rate Spread:

On any swap business day, the 30-Year Swap Rate minus the 2-Year Swap Rate, each as determined on that swap business day as set forth under “Supplemental Terms of the Notes” in this pricing supplement. Each of the 30-Year Swap Rate and the 2-Year Swap Rate are sometimes referred to herein as a “swap rate” and together as the “swap rates.”

Payment at Maturity:	If you hold your Notes to maturity, you will receive a cash payment at maturity per $1,000 principal amount Note that you hold calculated as follows:
$1,000 + ($1,000 × the lesser of (a) 100 × Final Swap Rate Spread and (b) Maximum Return)

In no event will the payment at maturity be less than $0.00. If the Final Swap Rate Spread is negative, you will lose 1% of the principal amount of the Notes for every 0.01% that the Final Swap Rate Spread is less than 0.00%. If the Final Swap Rate Spread is equal to -1.000%, you would lose all of the principal amount at maturity. The payment at maturity will be calculated based on the principal amount of the Notes, which is lower than the issue price. As a result, the return on your investment in the Notes at maturity (excluding interest payments), if any, will be lower than it would have been if the issue price were equal to the principal amount. For example, even if the payment at maturity is equal to the principal amount, that represents an effective loss of approximately 11.11% of your initial investment.

Any payment on the Notes is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Factors” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Consent to U.K. Bail-in Power:

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-3 of this pricing supplement.

[Terms of the Notes continue on the following page]

	Price to Public (1)	Agent’s Commission (2)	Proceeds to Barclays Bank PLC
Per Note	112.50%	4.50%	108.00%
Total	$5,625,000	$225,000	$5,400,000

(1) Our estimated value of the Notes on the Original Trade Date, based on our internal pricing models, is $1,075.50 per Note.  The estimated value is less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” below.

(2) Barclays Capital Inc. will receive commissions from the Issuer equal to 4.50% of the principal amount of the Notes, or $45.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Factors” beginning on page PS-7 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes.  In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Interest Rate:	2.50% per annum. The Interest Rate is not linked to the Swap Rate Spread or either swap rate and will not change during the term of the Notes.
Interest Payment Amount:

For each Interest Period, the Interest Payment Amount per Note for that Interest Period will be calculated as follows:

$1,000 × Interest Rate × (days in Interest Period/360)

where the number of days in the Interest Period will be based on a 30/360 Day Count Convention.

Final Swap Rate Spread:	The Swap Rate Spread on the Final Valuation Date
Maximum Return:

75%. As a result of the Maximum Return, the maximum payment at maturity is equal to $1,750.00 per $1,000 principal amount Note. Because you are purchasing the notes at a premium to the principal amount and the payment at maturity is calculated based on the principal amount of the Notes, the maximum gain on you initial investment including the total interest payments is 66.67%, which is less than the Maximum Return.

Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation, or executive order to close.

Interest Payment Dates:	Quarterly on the 27th day of each March, June, September and December, commencing March 27, 2019 and ending on the Maturity Date.
Interest Period:	The period from, and including, a scheduled Interest Payment Date (or the Issue Date in the case of the first Interest Period), to, but excluding, the following scheduled Interest Payment Date.
Business Day Convention:

Following, Unadjusted; If a scheduled Interest Payment Date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled Interest Payment Date.

Day Count Convention:	30/360
Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06747M5E2 / US06747M5E21
(*) For the avoidance of doubt, the Original Trade Date is also referred to as the “Pricing Date” in this pricing supplement.

You should read this pricing supplement together with the prospectus dated March 30, 2018, as supplemented by the prospectus supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

When you read the prospectus supplement, note that all references to the prospectus dated July 18, 2016, or to any sections therein, should refer instead to the accompanying prospectus dated March 30, 2018, or to the corresponding sections of that prospectus.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated March 30, 2018:

https://www.sec.gov/Archives/edgar/data/312070/000119312518103150/d561709d424b3.htm

•                  Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately one year after the Original Issue Date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read “Selected Risk Factors” beginning on PS-7 of this pricing supplement.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the securities may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Factors—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

SELECTED PURCHASE CONSIDERATIONS

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

♦           You anticipate that the Final Swap Rate Spread will be greater than 0.00%, and you are willing and able to accept the risk that, if the Final Swap Rate Spread is less than 0.00%, you will lose 1% of the principal amount of the Notes for every 0.01% that the Final Swap Rate Spread is less than 0.00%.  Accordingly, if the Final Swap Rate Spread is negative, the Notes will be fully exposed to the negative Swap Rate Spread on a leveraged basis, and you can tolerate this potential loss on your investment.  You further understand and accept the risk that if the Final Swap Rate Spread is equal to or less than -1.00%, you will lose all of the principal amount at maturity.

♦           You understand and accept that the issue price of the notes is greater than the principal amount and that you will not receive a positive return on your initial investment (excluding interest payments) unless the Final Swap Rate Spread is greater than 0.125%.

♦           You understand and accept that any potential return on the Notes will be limited by the Maximum Return and the total interest payments over the term of the Notes. Accordingly, you will not benefit from any widening of the Swap Rate Spread by more than 0.75%.

♦           You are willing and able to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.

♦           You are familiar with the swap rates and the Swap Rate Spread and understand the factors that influence the swap rates, the Swap Rate Spread and interest rates generally, and you understand and are willing to accept the risks associated with the swap rates and the Swap Rate Spread.

♦           You are willing and able to assume the credit risk of Barclays Bank PLC, as issuer of the Notes, for all payments under the Notes and understand that if Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power, you might not receive any amounts due to you under the Notes, including any repayment of principal.

The Notes may not be a suitable investment for you if any of the following statements are true:

♦           You seek an investment that provides for the full repayment of principal at maturity.

♦           You anticipate that the Final Swap Rate Spread will be equal to or less than 0.00%, and/or you are unwilling or unable to accept the risk that, if the Final Swap Rate Spread is less than 0.00%, you will lose 1% of the principal amount of the Notes for every 0.01% that the Final Swap Rate Spread is less than 0.00%.

♦           You are unable or unwilling to purchase the Notes at an issue price that is greater than the principal amount or are unwilling to accept that you will not receive a positive return on your initial investment (excluding interest payments) unless the Final Swap Rate is greater than 0.125%.

♦           You are unable or unwilling to accept that any potential return on the Notes will be limited by the Maximum Return and the total interest payments over the term of the Notes.

♦           You are unable or unwilling to hold the Notes to maturity, or you seek an investment for which there will be an active secondary market.

♦           You are not familiar with the swap rates or the Swap Rate Spread, you do not understand the factors that influence the swap rates, the Swap Rate Spread or interest rates generally, and/or you do not understand or are not willing to accept the risks associated with the swap rates or the Swap Rate Spread.

♦           You are not willing or are unable to assume the credit risk of Barclays Bank PLC, as issuer of the Notes, for all payments due to you under the Notes, including any repayment of principal.

YOU MUST RELY ON YOUR OWN EVALUATION OF THE MERITS OF AN INVESTMENT IN THE NOTES. YOU SHOULD REACH A DECISION WHETHER TO INVEST IN THE NOTES AFTER CAREFULLY CONSIDERING, WITH YOUR ADVISORS, THE SUITABILITY OF THE NOTES IN LIGHT OF YOUR INVESTMENT OBJECTIVES AND THE SPECIFIC INFORMATION SET FORTH IN THIS PRICING SUPPLEMENT, THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT. NEITHER THE ISSUER NOR BARCLAYS CAPITAL INC. MAKES ANY RECOMMENDATION AS TO THE SUITABILITY OF THE NOTES FOR INVESTMENT.

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The following table and examples illustrate the hypothetical payment at maturity and the hypothetical total return on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to the issue price of $1,125. The table and examples set forth below assume the swap rates and Final Swap Rate Spreads as set forth below. The actual Final Swap Rate Spread will be the Swap Rate Spread on the Final Valuation Date.  For historical performance of the swap rates and the Swap Rate Spread, see the information set forth under the section titled “Historical Performance of the Swap Rates and the Swap Rate Spread” below; however, future performance of the swap rates and the Swap Rate Spread may differ significantly from historical performance, and no assurance can be given as to the swap rates or the Swap Rate Spread on the Final Valuation Date.  Each hypothetical payment at maturity and total return set forth below is for illustrative purposes only and may not be the actual payment at maturity or total return applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The table and examples below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.

Hypothetical Final Swap Rate Spread(1)	Payment at Maturity(2)	Return on the $1,000 Principal Amount (excluding interest payments)	Return on the $1,125 Issue Price (excluding interest payments)	Total Interest Payments(2)(3)	Total Return on the $1,125 Issue Price (including interest payments)(4)
-2.000%	$0.00	-100.00%	-100.00%	$125.00	-88.89%
-1.500%	$0.00	-100.00%	-100.00%	$125.00	-88.89%
-1.100%	$0.00	-100.00%	-100.00%	$125.00	-88.89%
-1.000%	$0.00	-100.00%	-100.00%	$125.00	-88.89%
-0.900%	$100.00	-90.00%	-91.11%	$125.00	-80.00%
-0.800%	$200.00	-80.00%	-82.22%	$125.00	-71.11%
-0.700%	$300.00	-70.00%	-73.33%	$125.00	-62.22%
-0.600%	$400.00	-60.00%	-64.44%	$125.00	-53.33%
-0.500%	$500.00	-50.00%	-55.56%	$125.00	-44.44%
-0.400%	$600.00	-40.00%	-46.67%	$125.00	-35.56%
-0.300%	$700.00	-30.00%	-37.78%	$125.00	-26.67%
-0.200%	$800.00	-20.00%	-28.89%	$125.00	-17.78%
-0.100%	$900.00	-10.00%	-20.00%	$125.00	-8.89%
0.000%	$1,000.00	0.00%	-11.11%	$125.00	0.00%
0.100%	$1,100.00	10.00%	-2.22%	$125.00	8.89%
0.125%	$1,125.00	12.50%	0.00%	$125.00	11.11%
0.200%	$1,200.00	20.00%	6.67%	$125.00	17.78%
0.300%	$1,300.00	30.00%	15.56%	$125.00	26.67%
0.400%	$1,400.00	40.00%	24.44%	$125.00	35.56%
0.500%	$1,500.00	50.00%	33.33%	$125.00	44.44%
0.600%	$1,600.00	60.00%	42.22%	$125.00	53.33%
0.700%	$1,700.00	70.00%	51.11%	$125.00	62.22%
0.750%	$1,750.00	75.00%	55.56%	$125.00	66.67%
0.800%	$1,750.00	75.00%	55.56%	$125.00	66.67%
0.900%	$1,750.00	75.00%	55.56%	$125.00	66.67%
1.000%	$1,750.00	75.00%	55.56%	$125.00	66.67%
1.500%	$1,750.00	75.00%	55.56%	$125.00	66.67%

(1)                Final Swap Rate Spread = (30-Year Swap Rate – 2-Year Swap Rate), where the 30-Year Swap Rate and the 2-Year Swap Rate are each determined on the Final Valuation Date.

(2)                Per $1,000 principal amount Note

(3)                The total interest payments is the sum of all interest payments received per $1,000 principal amount Note over the term of the Notes.

(4)                The total return on the $1,125 issue price is equal to the sum of the hypothetical payment at maturity and the total interest payments, expressed in terms of a percentage change from the issue price of $1,125 per $1,000 principal amount Note.

You are purchasing the Notes at a premium to the principal amount. However, the amount of interest payable on the Notes and the payment at maturity will be calculated based on the principal amount of the Notes, which is lower than the issue price, and will not be adjusted based on the issue price. As a result, the return on your investment in the Notes will be lower than it would have been if the issue price were equal to the principal amount.

Example 1:                           If on the Final Valuation Date the value of the 30-Year Swap Rate is 2.800% and the 2-Year Swap Rate is 2.700%, the Final Swap Rate Spread would be 0.100% (equal to the 30-Year Swap Rate minus the 2-Year Swap Rate).  The payment at maturity would be calculated as follows per $1,000 principal amount Note:

$1,000 + ($1,000 × the lesser of (a) 100 × Final Swap Rate Spread and (b) Maximum Return)

$1,000 + ($1,000 × the lesser of (a) 10% and (b) 75%)

= $1,000 + ($1,000 × 10%) = $1,100.00

In this example, you would receive a payment at maturity equal to $1,100 per $1,000 principal amount Note, which reflects a 10% positive return on the principal amount. Based on the issue price of $1,125 per $1,000 principal amount Note and the total interest payments of $125.00 received over the term of the Notes, the total return on the Notes would be equal to 8.89%.

Example 2:                           If on the Final Valuation Date the value of the 30-Year Swap Rate is 3.100% and the 2-Year Swap Rate is 2.300%, the Final Swap Rate Spread would be 0.800% (equal to the 30-Year Swap Rate minus the 2-Year Swap Rate).  The payment at maturity would be calculated as follows per $1,000 principal amount Note:

$1,000 + ($1,000 × the lesser of (a) 100 × Final Swap Rate Spread and (b) Maximum Return)

$1,000 + ($1,000 × the lesser of (a) 80% and (b) 75%)

= $1,000 + ($1,000 × 75%) = $1,750.00

In this example, you would receive a payment at maturity equal to $1,750 per $1,000 principal amount Note, which is the maximum payment at maturity and reflects a 75% positive return on the principal amount. Based on the issue price of $1,125 per $1,000 principal amount Note and the total interest payments of $125.00 received over the term of the Notes, the total return on the Notes would be equal to 66.67%.

Example 3:                           If on the Final Valuation Date the value of the 30-Year Swap Rate is 3.100% and the 2-Year Swap Rate is 3.200%, the Final Swap Rate Spread would be -0.100% (equal to the 30-Year Swap Rate minus the 2-Year Swap Rate).  The payment at maturity would be calculated as follows per $1,000 principal amount Note:

$1,000 + ($1,000 × the lesser of (a) 100 × Final Swap Rate Spread and (b) Maximum Return)

$1,000 + ($1,000 × the lesser of (a) -10% and (b) 75%)

= $1,000 + ($1,000 × -10%) = $900.00

In this example, you would receive a payment at maturity equal to $900 per $1,000 principal amount Note, which reflects a 10% loss on the principal amount. Based on the issue price of $1,125 per $1,000 principal amount Note and the total interest payments of $125.00 received over the term of the Notes, the total return on the Notes would be equal to -8.89%.

Example 4:                           If on the Final Valuation Date the value of the 30-Year Swap Rate is 2.100% and the 2-Year Swap Rate is 3.100%, the Final Swap Rate Spread would be -1.000% (equal to the 30-Year Swap Rate minus the 2-Year Swap Rate).  The payment at maturity would be calculated as follows per $1,000 principal amount Note:

$1,000 + ($1,000 × the lesser of (a) 100 × Final Swap Rate Spread and (b) Maximum Return)

$1,000 + ($1,000 × the lesser of (a) -100% and (b) 75%)

= $1,000 + ($1,000 × -100%) = $0.00

In this example, you would receive a payment at maturity equal to $0.00 per $1,000 principal amount Note, which reflects a 100% loss on the principal amount. Based on the issue price of $1,125 per $1,000 principal amount Note and the total interest payments of $125.00 received over the term of the Notes, the total return on the Notes would be equal to -88.89%.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-7 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  The Notes are Risky Investments and You May Lose Some or All of The Principal Amount — The Notes differ from ordinary debt securities in that the Issuer will not necessarily pay the full principal amount at maturity. If the Final Swap Rate Spread is negative, you will lose 1% of the principal amount of the Notes for every basis point (0.01%) that the Final Swap Rate Spread is less than 0.00%. Accordingly, if the Final Swap Rate Spread is negative, the Notes will be fully exposed to the negative Swap Rate Spread on a leveraged basis, and you will lose a significant portion or all of your investment at maturity. For example, investors will lose 50% of the principal amount if the Final Swap Rate Spread is -0.500% (a 50 basis point decline below 0%) and will lose all of the principal amount if the Final Swap Rate Spread is -1.000% (a 100 basis point decline below 0%). An investment in the Notes is highly risky. Because the Notes are exposed on a leveraged basis to any decline of the Swap Rate Spread below 0%, a very small basis point decline in the Swap Rate Spread below 0% on the Final Valuation Date can result in a significant loss on the Notes.

•                  Any Positive Return on the Notes Is Limited by the Maximum Return and the Interest Payments — Any positive return on your Notes (excluding interest payments) will not exceed a predetermined percentage of the principal amount, regardless of any increase in the Final Swap Rate Spread, which may be significant. We refer to this percentage as the Maximum Return, which is equal to 75.00%. Because of the Maximum Return, your maximum payment at maturity is equal to $1,750 per $1,000 principal amount Note, and you will not benefit in any widening of the Swap Rate Spread by more than 0.750%. Because you are purchasing the Notes at a premium to the principal amount and the payment at maturity is calculated based on the principal amount of the Notes, the maximum gain on your initial investment including the total interest payments is 66.67%, which is less than the Maximum Return.

•                  Because You Are Purchasing The Notes At A Premium To The Principal Amount, The Return On Your Investment Will Be Lower Than It Would Have Been If The Issue Price Were Equal To The Principal Amount And The Impact Of Certain Key Terms Of The Notes Will Be Negatively Affected  — You are purchasing the Notes at a premium to the principal amount.  However, the amount of interest payable on the Notes and the payment at maturity, if any, will be calculated based on the principal amount of the Notes, which is lower than the issue price, and will not be adjusted based on the issue price.  As a result, the return on your investment in the Notes will be lower than it would have been if the issue price were equal to the principal amount.  For example, because the issue price represents a 12.50% premium to the principal amount, even if the payment at maturity is equal to the principal amount, that represents an effective loss of approximately 11.11% of your initial investment.

•                  Your Payment at Maturity (If Any) is Based on the Swap Rate Spread as of the Final Valuation Date; the Swap Rate Spread May Narrow Significantly During the Term of the Notes and May Become Negative — The Swap Rate Spread has narrowed significantly in the recent past and may decline further during the term of the Notes, or may become negative (meaning that the 30-Year Swap Rate is less than the 2-Year Swap Rate), as a result of the factors described under “The Swap Rate Spread Will Be Affected by a Number of Factors and May Be Volatile” below. If the Swap Rate Spread were to decline to a negative rate as of the Final Valuation Date, you will lose some or all of your investment at maturity. You should not invest in the Notes if you do not understand the swap rates, the Swap Rate Spread or have no view on longer-term rates relative to shorter-term rates.

The Swap Rate Spread will narrow if (i) the 30-Year Swap Rate decreases or remains constant while the 2-Year Swap Rate increases or (ii) the 30-Year Swap Rate decreases while the 2-Year Swap Rate increases or remains constant. However, even if the swap rates move in the same direction (i.e., both swap rates are increasing or decreasing at the same time), if (i) the 2-Year Swap Rate increases by more than the 30-Year Swap Rate increases or (ii) the 30-Year Swap Rate decreases by more than the 2-Year Swap Rate decreases, the Swap Rate Spread will narrow. Any of these scenarios increases the likelihood that the Final Swap Rate Spread will be negative such that you will lose a significant portion, or all, of the principal amount.

•                  The Swap Rate Spread Will Be Affected by a Number of Factors and May Be Volatile — In normal market conditions, longer-term swap rates are typically greater than shorter-term swap rates. However, swap rates do not always exhibit this relationship and, at times, longer-term swap rates may be less than shorter-term swap rates. The Swap Rate Spread has narrowed significantly in the recent past, and may continue to narrow and may become negative.

Although there is no single factor that determines the spread between swap rates of different maturities, Swap Rate Spreads have historically tended to fall when short-term interest rates rise. Short-term interest rates are influenced by many complex factors, and it is impossible to predict their future performance. However, historically, short-term interest rates have been highly sensitive to the monetary policy of the Federal Reserve Board. If historical patterns hold, the Swap Rate Spread would likely decrease if the Federal Reserve Board pursues a policy of raising short-term interest rates.

Although the policies of the Federal Reserve Board have historically had a significant influence on short-term interest rates, short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates. For example, short-term interest rates tend to rise when there is a worsening of the perceived creditworthiness of the banks that participate in the interest rate swap and London interbank markets and when there is a worsening of general economic and credit conditions.

The Swap Rate Spread may decrease even in the absence of an increase in short-term interest rates because it, too, is influenced by many complex factors. For example, high demand for longer-dated U.S. treasury notes and bonds may cause the Swap Rate Spread to narrow even in the absence of an increase in short-term interest rates. Additional factors that may affect the Swap Rate Spread include, but are not limited to:

•                  changes in, or perceptions about, the 30-Year Swap Rate and the 2-Year Swap Rate;

•                  the economic, financial, political, regulatory and judicial events that affect financial markets generally and prevailing interest rates;

•                  sentiment regarding the U.S. and global economies;

•                  policies of the Federal Reserve Board regarding interest rates;

•                  expectations regarding the level of price inflation;

•                  sentiment regarding credit quality in the U.S. and global credit markets; and

•                  performance of capital markets.

These and other factors may have a negative impact on the payment at maturity (if any) and on the value of the Notes in the secondary market.

•                  Issuer Credit Risk —The Notes are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•                  You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority — Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under

the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•                  Suitability of the Notes for Investment — You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest — We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the swap rates. In any such market making, trading and hedging activity, investment banking and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the swap rates, calculate the Swap Rate Spread and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make discretionary judgments, such as selecting dealer quotations or determining a swap rate when that swap rate is otherwise unavailable, as described under the risk factor titled “The Swap Rates May Be Calculated Based on Dealer Quotations or by the Calculation Agent in Good Faith and in a Commercially Reasonable Manner” below. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•                  Lack of Liquidity — The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•                  The Estimated Value of Your Notes Is Lower Than the Initial Issue Price of Your Notes — The estimated value of your Notes on the Pricing Date is lower than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

•                  The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above might be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes — Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Original Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  The Swap Rate Spread as of the Final Valuation Date may be less than the Swap Rate Spread as of any Other Day during the Term of the Notes — The Final Swap Rate Spread will be the Swap Rate Spread on the Final Valuation Date, and the payment at maturity (if any) will be based entirely on the Final Swap Rate Spread. Therefore, if the Swap Rate Spread declines as of the Final Valuation Date, the payment at maturity may be significantly less than it would otherwise have been had the Final Swap Rate Spread been determined at a time prior to such decline or after the Swap Rate Spread had recovered.

•                  The Market Price of the Notes Will Be Influenced By Many Unpredictable Factors — In addition to the Swap Rate Spread on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•                  the volatility (frequency and magnitude of changes in value) of the Swap Rate Spread;

•                  correlation (or lack of correlation) of the 30-Year Swap Rate and the 2-Year Swap Rate,

•                  interest and yield rates in the market;

•                  time remaining until the Notes mature;

•                  supply and demand for the Notes;

•                  geopolitical conditions and economic, financial, political, regulatory and judicial events that affect the Swap Rate Spread; and

•                  any actual or anticipated changes in our credit ratings or credit spreads.

•                  The Historical Swap Rates and Swap Rate Spreads Are Not an Indication of Future Swap Rates or Swap Rate Spreads — In the past, the swap rates have experienced significant fluctuations, causing widening and narrowing in the Swap Rate Spreads. Historical swap rates and Swap Rate Spreads, fluctuations and trends are not necessarily indicative of future swap rates or Swap Rate Spreads. Any historical upward or downward trend in the swap rates are not an indication that the swap rates are more or less likely to increase or decrease at any time during the term of the Notes, and you should not take the historical swap rates as an indication of future swap rates or the Swap Rate Spread on the Final Valuation Date.

•                  The Swap Rates and the Manner in Which They are Calculated May Change in the Future — There can be no assurance that the method by which the swap rates are calculated will continue in their current form. Any changes in the method of calculation could cause fluctuations in the swap rates, which may cause the Swap Rate Spread to narrow and thus have a negative impact on the payment at maturity (if any) and on the value of the Notes in the secondary market.

•                  Each Swap Rate is Based on a Hypothetical Interest Rate Swap Referencing Three Month USD LIBOR; Uncertainty about the Future of LIBOR May Adversely Affect the Swap Rate Spread and the Value of Your Notes — Each swap rate represents the fixed rate of interest payable on a hypothetical interest rate swap whose floating leg is based on three month USD LIBOR. On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, and it is impossible to predict the effect of any such alternatives on the value of LIBOR and therefore, the values of, and the method of calculating, the swap rates. Uncertainty as to the nature of alternative reference rates to LIBOR and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates, and therefore, the swap rates, during the term of the Notes, which may adversely affect the value of the Notes.

•                  The Swap Rates May Be Calculated Based on Dealer Quotations or by the Calculation Agent in Good Faith and in a Commercially Reasonable Manner — If on the Final Valuation Date either swap rate cannot be determined by reference to Reuters page ICESWAP1 (or any successor page), then the affected swap rate(s) on that day will be determined on the basis of the mid-market, semi-annual swap rate quotations provided to the Calculation Agent by five leading swap dealers in the New York City interbank market at approximately 11:00 a.m., New York City time, on that day. If fewer than three quotations are provided as requested, the affected swap rate(s) will be determined by the Calculation Agent in good faith and in a commercially reasonable manner. The swap rate(s) determined in this manner and used in the determination of the Final Swap Rate Spread may be different from the swap rate(s) that would have been published on the applicable Reuters page and may be different from other published rates, or other estimated rates, of the affected swap rate(s).

•                  The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain— There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the Notes are uncertain, and the IRS or a court might not agree with the treatment of the Notes as prepaid financial contracts with associated coupon payments that are treated as ordinary income, as described below under “Certain U.S. Federal Income Tax Consequences.” If the IRS were successful in asserting an alternative treatment for the Notes, the tax consequences of the ownership and disposition of the Notes could be materially and adversely affected. In addition, in 2007 the Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

SUPPLEMENTAL TERMS OF THE NOTES

The following definitions and provisions apply to the Notes, notwithstanding anything to the contrary in the accompanying prospectus supplement:

Swap Rate Spread: The Swap Rate Spread for any swap business day is the 30-Year Swap Rate minus the 2-Year Swap Rate, each as determined on that swap business day.

30-Year Swap Rate: 30-Year Swap Rate is, on any swap business day, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 30-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that swap business day. The 30-Year Swap Rate is one of the market-accepted indicators of long-term interest rates.

2-Year Swap Rate: 2-Year Swap Rate is, on any swap business day, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 2-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that swap business day. The 2-Year Swap Rate is one of the market-accepted indicators of short-term interest rates.

A U.S. dollar interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity in order to receive a floating rate (paid quarterly) equal to three-month USD London Interbank Offered Rate (“three month USD LIBOR”) for that same maturity. Three-month USD LIBOR reflects the rate at which banks lend U.S. dollars to each other for a term of three months in the London interbank market.

Swap Rate Fall Back Provisions: If either swap rate is not displayed by approximately 11:00 a.m., New York City time, on Reuters page ICESWAP1 on any day on which the Swap Rate Spread must be determined, that swap rate on that day will be determined on the basis of the mid-market, semi-annual swap rate quotations provided to the Calculation Agent by five leading swap dealers in the New York City interbank market (the “reference banks”) at approximately 11:00 a.m., New York City time, on that day. For this purpose, the semi-market annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 30-year term or 2-year term, as applicable, commencing on that day with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to three-month U.S. Dollar London Interbank Offered Rate (ICE Benchmark Administration). The Calculation Agent will request the principal New York City offices of each of the reference banks to provide a quotation of its rate. If at least three quotations are provided, the affected swap rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the affected swap rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Postponement of the Final Valuation Date: The Final Valuation Date will be postponed if that day is not a swap business day, in which case the Final Valuation Date will be the first following day that is a swap business day. In no event, however, will the Final Valuation Date be postponed by more than five business days. If the last possible Final Valuation Date is not a swap business day, that day will nevertheless be the Final Valuation Date, in which case 30-Year Swap Rate and 2-Year Swap Rate will be determined as described under “—Swap Rate Fall Back Provisions” above.

Swap business day: A swap business day means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income department of its members be closed for the entire day for purposes of trading in U.S. government securities.

HISTORICAL PERFORMANCE OF THE SWAP RATES AND THE SWAP RATE SPREAD

The first graph below sets forth the historical performances of the 30-Year Swap Rate and the 2-Year Swap Rate from January 2, 2013 through December 21, 2018. As of December 21, 2018, the 30-Year Swap Rate was 2.92% and the 2-Year Swap Rate was 2.817%. The second graph below sets forth the historical Swap Rate Spread (i.e., the difference between the 30-Year Swap Rate and the 2-Year Swap Rate) from January 2, 2013 through December 21, 2018. As of December 21, 2018, the Swap Rate Spread was 0.103%. We obtained the swap rates in this section from Bloomberg Professional® service, without independent verification. Historical performance of the swap rates and the Swap Rate Spread should not be taken as an indication of future performance. Future performance of the swap rates and the Swap Rate Spread may differ significantly from historical performance, and no assurance can be given as to the swap rates or the Swap Rate Spread during the term of the Notes, including on the Final Valuation Date.

Historical Performance of the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate — January 2, 2013 to December 21, 2018

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Historical Performance of the Swap Rate Spread— January 2, 2013 to December 21, 2018

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain U.S. federal income tax consequences of the ownership and disposition of Notes. It applies to you if you are an initial investor in Notes that holds them as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences and the application of the “Medicare contribution tax” on investment income, as well as the different consequences that may apply if you are subject to special treatment under the U.S. federal income tax laws, such as:

•                  a financial institution;

•                  an insurance company;

•                  a “regulated investment company” as defined in Code Section 851;

•                  a “real estate investment trust” as defined in Code Section 856;

•                  a tax-exempt entity, including an “individual retirement account” or “Roth IRA” as defined in Code Section 408 or 408A, respectively;

•                  a dealer in securities;

•                  a person holding a Note as part of a hedging transaction, “straddle,” conversion transaction or integrated transaction, or who has entered into a “constructive sale” with respect to a Note;

•                  a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

•                  a former citizen or resident of the United States;

•                  a trader in securities who elects to apply a mark-to-market method of tax accounting; or

•                  a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and your activities.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this prospectus supplement, all of which are subject to change, possibly with retroactive effect. The effects of any applicable state, local, or non-U.S. tax laws are not discussed. The discussion below does not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b). You should consult your tax advisor concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative treatments of your Notes), as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Treatment of the Notes

The tax consequences of an investment in these Notes are unclear. There is no direct legal authority as to the proper U.S. federal income tax characterization of these Notes, and we do not intend to request a ruling from the IRS regarding these Notes. In determining our reporting responsibilities, if any, we intend to treat the Notes for U.S. federal income tax purposes as prepaid financial contracts with associated coupon payments that are treated as ordinary income. Our special tax counsel, Davis Polk & Wardwell LLP, has advised that it believes this treatment to be reasonable, but that there are other reasonable treatments that the IRS or a court might adopt. Unless otherwise indicated, the following discussion assumes that the treatment of Notes as prepaid financial contracts with associated coupon payments that are treated as ordinary income is correct.

Tax Consequences to U.S. Holders

The following discussion applies to you if you are a “U.S. Holder” of a Note. You are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a Note that is:

•                  a citizen or individual resident of the United States;

•                  a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any state therein or the District of Columbia; or

•                  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Assuming the treatment described above is respected, upon the taxable disposition of a Note (including cash settlement at maturity), you should recognize gain or loss equal to the difference between the amount you realize (other than any coupon payment or sales proceeds attributable to an accrued coupon, which we intend to treat as ordinary income for U.S. federal income tax purposes) and the amount you paid to acquire the Note. Although not free from doubt, this gain or loss should be treated as capital gain or loss and should be long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of the Notes at the original issue price. The deductibility of capital losses is subject to limitations.

Uncertainties Regarding Treatment as a Prepaid Financial Contracts with Associated Coupons

Due to the lack of direct legal authority, even if a Note is treated as a prepaid financial contract with associated coupons, there remain substantial uncertainties regarding the tax consequences of owning and disposing of it. For instance, you might be required to include amounts in income during the term of the Note in addition to the coupons you receive and/or to treat all or a portion of your gain or loss upon a taxable disposition of the Note (in addition to any coupon payment or sales proceeds attributable to an accrued but unpaid coupon, as discussed above) as ordinary income or loss instead of capital gain or loss.

In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether short-term instruments should be subject to any accrual regime. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

As noted above, there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the Notes could be materially affected. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you only if you are a “Non-U.S. Holder” of Notes. You are a “Non-U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a Note that is:

•                  a nonresident alien individual;

•                  a foreign corporation; or

•                  a foreign estate or trust.

You are not a “Non-U.S. Holder” for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition (including maturity) of a Note. In this case, you should consult your tax advisor regarding the U.S. federal income tax consequences of the disposition.

Subject to the discussion below under “—Foreign Account Tax Compliance Withholding,” we expect to treat payments on your Notes, and any gain realized on a disposition of a Note (including at maturity), as exempt from U.S. federal income tax (including withholding tax), provided that these amounts are not effectively connected with your conduct of a trade or business in the United States. However, you should in any event expect to be required to provide an IRS Form W-8 appropriate to your circumstances or other documentation to establish an exemption from backup withholding, as described below under “—Information Reporting and Backup Withholding.”

Foreign Account Tax Compliance Withholding

Withholding under legislation commonly referred to as “FATCA” could apply to payments with respect to the Notes that are treated as U.S.- source “fixed or determinable annual or periodical” income for U.S. federal income tax purposes, even if eligible for exemption under an applicable income tax treaty. Such withholding may also apply to payment of proceeds of sales or other disposition of the Notes, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds. We do not intend to treat payments with respect to the Notes as subject to FATCA withholding. You should consult your tax advisor regarding the potential application of FATCA to the Notes.

Information Reporting and Backup Withholding

You may be subject to information reporting. You may also be subject to backup withholding on payments in respect of your Notes unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you provide a properly completed IRS Form W-8 appropriate to your circumstances.

Amounts withheld under the backup withholding rules are not additional taxes, and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF NOTES ARE UNCERTAIN. YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement.  The Agent commits to take and pay for all of the Notes, if any are taken. We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date indicated on the cover of this document, which is more than two business days following the Original Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than two business days following the Original Trade Date, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement.

The Notes are not intended to be offered, sold or otherwise made available to and may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA Retail Investor”). For these purposes, an EEA Retail Investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended from time to time, “MiFID”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended from time to time), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended from time to time, including by Directive 2010/73/EU). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended from time to time, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to EEA Retail Investors has been prepared and therefore offering or selling such Notes or otherwise making them available to any EEA Retail Investor may be unlawful under the PRIIPs Regulation.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the Notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of August 20, 2018, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on August 20, 2018, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated August 20, 2018, which has been filed as an exhibit to the report on Form 6-K referred to above.

US$5,000,000

BARCLAYS BANK PLC

Capital At-Risk Steepener Notes Due December 27, 2023 Linked to the Spread
between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED MARCH 30, 2018

AND THE PROSPECTUS SUPPLEMENT DATED JULY 18, 2016)